January 28, 2005

Mail Stop 0409

Thomas W. Kitchin
Chairman and Chief Executive Officer
Jameson Inns, Inc.
8 Perimeter Center East, Suite 8050
Atlanta, GA  30346-1604

Re:	Jameson Inns, Inc.
      Form S-3 filed September 15, 2004
      File No. 333-119016

Dear Mr. Kitchin:

	We have limited our review of your filing to the legal disclosure in the registration statement, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General


1. We note that you have separated the aspects of your Frequent
Guest
Loyalty Program from the voluntary stock purchases directly from the company, which you have made the subject of separate a prospectus. Please revise to indicate whether you will distribute both prospectuses to each participant in your Frequent Guest Loyalty Program. Also, please revise the cover page of each prospectus to clarify that the two offerings are concurrent.



2. You indicate in your response to our comment no.1 that your Plan
Administrator will track all "returned" emails which indicate that an email was not received by the intended recipient. You also indicate that the Plan Administrator will then place in first class mail a written notice to each participant informing him or her of the availability of the document on-line, noting the failure of the delivery of the notification email and requesting that the participant`s email address be updated. In order to fulfill your delivery obligations you must mail paper copies of offering documents to participants when electronic delivery fails. As such, please supplementally confirm that you will mail paper copies of offering documents to participants when electronic delivery fails.

3. Refer to comment no. 2. Will the prospectus that is linked in your emails be the final prospectus (i.e., with price information)?
If not, please explain how and when these documents will be delivered and provide us with your analysis as to whether the monthly statement complies with Section 5(b)(1) of the Securities Act.

4. We note your response to our comments nos. 2 and 3.  We also note
the disclosure in your prospectus that as a condition to enrolling in
the Program, the participants are required to consent to the delivery
of your annual reports, proxy statements, prospectus supplements
and
other documents electronically.  Please provide further analysis of
why you believe it is appropriate to require participants in the program to consent to electronic delivery of all future communications, rather than limiting consent to materials related to this offering.  Your analysis should also address the provision that
would permit Jameson Inns to liquidate investors with fewer than
100
shares if those investors revoke consent to electronic delivery.

5. We note your response to our comment no. 4. You indicate that if the participant revokes his or her consent to electronic delivery and the company elects to terminate his or her participation in the program the participant will be notified of the termination by mail.
Please revise your disclosure to describe your delivery procedures in the event that the participant revokes his or her consent to electronic delivery and the company does not elect to terminate his or her participation in the program.

6. We note your response to our comment no. 6. Your response indicates that the monthly statement will be sent by e-mail from the
Program Administrator after the purchases have been complete. We also note your revised disclosure at the bottom of page 19 that indicate that monthly statements will be sent by the 20th day of the following month. Supplementally, tell us if these are the same monthly reports or will you send out separate purchase confirmations.
Regardless, provide us with your analysis to support your belief that the monthly statements you will provide to each participant are sufficient for satisfying delivery of confirmation requirements in Exchange Act Rule 10b-10.



7. Please supplementally provide us with a specific analysis on how you believe that the screen shots, brochure, lobby sign and any other material used in the offering comply with Section 5. If you intend to rely on Rule 134, you should provide a specific analysis as to how the relevant material complies with the conditions of the Rule and revise the materials to comply with the applicable conditions of the
Rule. If you are not relying on Rule 134, you should address how you have concluded that the writings are not prospectuses.

8. Please revise your enrollment form to more clearly describe the delivery procedures associated with the participant`s consent.
Also,
describe the consequences of revoking consent to electronic delivery.

9. Please tell us whether or not the information solicited on the forms and described in the prospectus about age, net worth, income, etc. are used for suitability purposes. Further, tell us how Brinson
Patrick securities will make suitability determinations and the criteria that they will apply.

10. You indicate in the prospectus that there will be a $3.00 processing fee for sales made during the first week of each calendar quarter and a $15.00 processing fee for sales made at other times. Does the processing fee include a commission? If so, specifically revise throughout to disclose the commissions or range of commissions that investors are expected to pay.


*  *  *  *

      No further review of the registration statement has been or will be made. As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Jeffrey A. Shady, at (202) 942-1901, or me at
(202) 942-1960 with any questions.

Sincerely,



Karen J. Garnett
Assistant Director



cc:	Lynnwood R. Moore, Esq. (via facsimile)
	Connors & Winters, P.C.
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Jameson Inns, Inc.
Page 4